

Jeremy Senderowicz, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019

Re: Alternative Investment Partners Absolute Return Fund II P ("Feeder Fund")
File Numbers 811-22193 & 333-149943

Alternative Investment Partners Absolute Return Fund II A ("Master Fund")
File Numbers 811-22192 & 333-149942
(Each a "Fund," collectively, the "Funds")

Dear Mr. Senderowicz:

On March 28, 2008, the Funds filed registration statements on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The filings are similar in many respects and each filing was made for the purpose of registering shares of beneficial interest to be issued on a continuous basis in connection with a master-feeder fund of hedge funds arrangement. In light of the similarity of the filings, we focused our review on the filing made by the Feeder Fund. We have combined our comments regarding both Funds in this correspondence; accordingly, a comment made on Feeder Fund disclosure is applicable to disclosure that is substantially similar in the other filing. Where appropriate, we identified comments applicable only to the Master Fund.

We will review the Funds' financial statements and other information submitted in subsequent amendments and may have comments regarding that information.

Our comments regarding the filings are set forth below.

General

1.   The Funds are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

2.   Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transactions involved in each Fund's registration statement.

3.   Explain to the staff whether the Funds will file post-effective amendments in order to sell securities off the shelf or whether they propose to file supplements under Rule 497 under the Securities Act. If the latter, advise the staff how the legal opinion and

financial statements will be updated.

Prospectus Cover

4.   Footnote 1 discloses that: "the stated minimum initial investment in the Fund is $100,000." Disclosure following Footnote 2 states that: "There is no minimum aggregate amount of Shares required to be purchased in the initial public offering." Reconcile or delete one of these disclosures.

5.   Other disclosure in Footnote 2 states that: "The Fund will also bear certain ongoing offering costs associated with the Fund's continuous offering of Shares." Disclose these costs here or in the summary. Confirm that these costs are included in the fee table disclosure.

6.   Confirm that the disclosure sub-captioned "Risk Factors and Restrictions on Transfer" will appear on the outside front cover of the prospectus.

7.   Disclosure sub-captioned "Shareholder Servicing Fee" states that the Fund will pay a monthly shareholder servicing fee at the annual rate of up to 0.75% of the net asset value of the outstanding shares beneficially owned by customers of the distributor or service agents. Explain to the staff whether the plan was adopted by the Fund as if it were subject to Rule 12b-1. Explain also whether any portion of this fee is used to pay for distribution.

Prospectus

8.   The third paragraph of disclosure captioned "Summary of Terms – Investment Program" discusses the operations and strategies followed by investment funds. With respect to that discussion advise us whether the Master Fund only invests in hedge funds excepted from the definition of investment company under §3(c)(1) of the 1940 Act or whether the Master Fund may also invest in §3(c)(7) funds.

9.   Later disclosure indicates that the Master Fund may concentrate in certain types of investments, i.e., limit its investments in any one style of hedge fund, to less than 35% of its gross assets. Add disclosure regarding the risk associated with this strategy.

10.   Other disclosure in the same paragraph states that: "The Adviser limits Master Fund investments in any one Investment Fund to less than 5% of an Investment Fund's outstanding voting securities." Other disclosure under this caption states that: "The Adviser also will endeavor to limit the Master Fund's investments in any Investment Fund that relies on the exemption from registration under Section 3(c)(1) of the 1940 Act to less than 10% of such Investment Fund's outstanding voting securities . . ." Reconcile these disclosures.

11.   With respect to the following disclosure appearing under this sub-caption, clarify

whether the statement applies to voting securities or all securities: "In addition, the Adviser typically endeavors to limit the Master Fund's investments in any one Investment Fund to no more than 15% of the Master Fund's gross assets (measured at the time of purchase)." Further, clarify that this policy indicates that the Master Fund may invest above the limit set under the contractual irrevocable waivers discussed under a later passage sub-captioned "Investments in Non-Voting Stock; Inability to Vote."

12.   The last sentence of this paragraph indicates that the adviser seeks to limit the Master Fund's investment in §3(c)(1) funds to less than 10% of such Fund's outstanding voting securities. In this connection, explain whether this is an investment restriction of the Master Fund, or is a constraint imposed by the Master Fund? If the latter, would the Master Fund have any liability to a hedge fund in which it invests more than 10%?

13.   The penultimate paragraph of this sub-caption discusses the Master Fund's policy regarding temporary investments. The discussion treats as equivalent forms of temporary investments, such investments entered into for defensive or other purposes. Revise the disclosure so as to distinguish defensive investments in cash versus such investments for other purposes.

14.   Disclosure under the caption "Summary of Terms – The Offering" states that: "Shares will be offered during an initial public offering period . . . and in a continuous offering thereafter. . ." The sub-caption "Purchase of Shares" refers to: "the initial or subsequent closings," and later disclosure under the caption "Purchases of Shares – Purchase Terms" states that: "The Fund reserves the right to reject any purchase of Shares and may suspend the offering of Shares at any time and from time to time." The offering has been registered under Rule 415 under the Securities Act as a continuous offering. Advise the staff, citing authorities, how either of these situations are consistent with a Rule 415 continuous offering. Also please explain how the Fund will sell shares in compliance with §23 of the 1940 Act when it computes net asset value only once a month.

15.   Disclosure sub-captioned "Management Fee" states: "The Management Fee is an expense paid out of the Master Fund's assets and is computed based on the value of the net assets of the Master Fund as of the close of business on the last business day of each month (before any repurchase of Master Fund shares)." (Emphasis added.) In light of the parenthetical clause, add a footnote to each Fund's fee table that explains the effect of this method of calculating the fee. Disclose how the Fund accounts for the sale of Fund shares for purposes of calculating the advisory fee.

16.   Disclosure sub-captioned "Purchase of Shares" indicates that purchases are subject to the receipt of immediately available funds four business days prior to the applicable purchase date and investors must submit completed application forms eight business days before the purchase date. (Emphasis added.) If Federal Funds are made available to the Fund before the end of the four day period, disclose who benefits from this policy.

17.   Disclosure sub-captioned "Valuation" states that: "Certain securities and other financial instruments in which the Investment Funds invest may not have a readily ascertainable market price and will be valued by the Investment Managers. Such a valuation generally will be conclusive with respect to the Master Fund . . ." Reconcile this disclosure with the Master Fund's duty to determine the fair value of each investment fund.

18.   The discussion sub-captioned "ERISA Plans and Other Tax-Exempt Entities" discusses the Fund's status and responsibilities under ERISA. In this connection, explain to the staff whether the Fund's operations may subject its tax exempt shareholders to any special tax liability.

19.   Disclosure sub-captioned "Risk Factors" lists several risks of investing in the Fund. If appropriate, add disclosure indicating that certain investment funds may invest in securities or instruments directly related to or affected by the sub-prime mortgage and credit market turmoil. Indicate also that there are proposals to change the regulation of financial institutions that could affect, possibly adversely, investment managers or investment funds. The list should also mention the risk to investors related to lockups, side pockets and concentration of investments by investment funds.

Further, if events like lock-up periods may result from the type of turmoil currently evident in credit markets, add appropriate risk disclosure, including some indication of the duration of such lock-up periods, and any other limitations likely to be imposed on the ability to withdraw from investment funds.

In connection with the bullet that discusses risk related to investments in investment funds located outside the U.S., add fuller risk disclosure regarding these investments, including information regarding the amount or percentage of assets to be invested in foreign investment funds.

20.   Revise the fee table consistent with the following:

- a complete fee table should be included in the pre-effective amendment filed in response to our comments,
- the annual fund expenses segment of the table should be revised so as to conform to the format requirements of Item 3, Instruction 10(a) of Form N-2,
- in the absence of disclosure regarding leverage, confirm to the staff that the Feeder Fund has no intent to leverage during the first twelve months of operations,
- clarify whether the third and fourth sentences in the five asterisks footnote, beginning with the phrase: "In addition to such contractual . . .," relates to the Feeder Fund and not the Master Fund, which is the focus of the first part of the footnote,

- if those sentences relate to the Feeder Fund, make the latter part of the note a separate paragraph,
- clarify whether the penultimate sentence of the five asterisks footnote means that the additional voluntary reimbursements may be terminated by the adviser during the 12 months period beginning at closing, and whether this voluntary arrangement is reflected in the fee table calculation,
- in light of the disclosure in the five asterisks footnote regarding waivers and reimbursements, confirm whether the table and example reflect gross fees and expenses, confirm that the adviser or an affiliate may not recapture any waived amounts, if any waived amounts may be recaptured, the term waiver should be changed to a term that more appropriately describes the arrangement, and file the contractual waiver agreement as an exhibit to the registration statement,
- add a footnote indicating that net expenses includes the items excluded from the waiver agreement, and
- last of all, confirm that the following underlined disclosure in the last sentence covers both the contractual and voluntary waiver agreements: "The Acquired Fund Fees and Expenses are not subject to these expense caps." (Emphasis added.)

21.   Revise the discussion captioned "TYPES OF INVESTMENTS AND RELATED RISKS" to disclose that the Master Fund may do some investing directly (instead of merely purchasing investment funds). State the percentage of assets to be invested directly. List and briefly describe the types of investments in which the Master Fund may invest directly.

22.   In the Master Fund's prospectus disclosure in the next sub-caption, "Leverage," reads as follows: "The Fund may borrow money in connection with its investment activities, for cash management purposes, to fund the repurchase of Shares or for temporary or emergency purposes." (Emphasis added.) With respect to this passage, explain the underlined policy, including whether the Master Fund will issue debt or preferred securities and whether the Master Fund has a plan or program to utilize leverage. Further, add the following clause to the passage quoted in the next sentence: "i.e., leverage." Disclosure in the Feeder Fund prospectus indicates that: "The Fund and the Master Fund each may borrow money for cash management purposes, to fund the repurchase of Shares or for temporary or emergency purposes. The Master Fund may also borrow money in connection with its investment activities." These sentences are not consistent, they say on the one hand that the Funds may not leverage and then on the other hand they may leverage. In addition, the cited text from the two filings appears to be inconsistent. Please reconcile this disclosure.

23.   Revise the sub-caption "When-Issued and Forward Commitment Securities" by adding the following double underlined clause: "Investment Funds and the Master Fund may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis in order to hedge against anticipated changes in interest rates and prices.

24.   Disclose, if applicable, that the Feeder Fund (through the Master Fund) may invest in an investment fund that may have previously established a side pocket, such that the Feeder Fund will not have any interest in the side pocket, i.e., side pockets may have been previously allocated to existing shareholders.

25.   Explain the meaning of the underlined term as used in the following quote appearing under the sub-caption "Investments in Non-Voting Stock; Inability to Vote": "To limit its voting interest in <u>certain</u> Investment Funds, the Master Fund may enter into contractual arrangements under which the Master Fund irrevocably waives its rights (if any) to vote its interest in an Investment Fund." (Emphasis added.) Are some investment funds not subject to the irrevocable waiver discussed in this section? With respect to other disclosure in this section to the effect that: "Other investment funds or accounts managed by the Adviser <u>may</u> also waive their voting rights in a particular Investment Fund," add disclosure which indicates that the voting power of other funds increases as a result.

        In addition, explain why the board would even consider the matter raised in the following disclosure from that paragraph: "These voting waiver arrangements may increase the ability of the Master Fund and other clients of the Adviser to invest in certain Investment Funds."

26.   Disclosure captioned "Other Risks" indicates that Investment Managers may receive performance incentive fees of as much as 20% to 30% of an investment fund's net profits. Disclose this information in the summary.

27.   Disclosure captioned "Other Risks – Substantial Repurchases" indicates that substantial repurchase requests could require the Fund or the Master Fund to liquidate certain of investments more rapidly than otherwise desirable to raise cash to fund the requests. Earlier disclosure in the summary suggests that repurchases are capped at 15% of the Master Fund's net assets. If that understanding is not accurate, reconcile these disclosures.

28.   Revise the sub-caption "Additional Tax Considerations; Distributions to Shareholders and Payment of Tax Liability," by adding to the Feeder Fund's prospectus the substance of the second paragraph contained under this caption in the Master Fund's prospectus.

29.   Do the following with respect to the discussion captioned "Limits of Risk Disclosures," i) confirm that all material risks are disclosed in the prospectus, and either ii) delete the last sentence or disclose that the Feeder Fund and the Master Fund will update the prospectus during the offering for any material changes.

30.   Revise the discussion captioned "FUND AND MASTER FUND EXPENSES" to disclose the offering cost referred to in the following disclosure: "The Fund will also bear

certain ongoing offering costs associated with the Fund's continuous offering of Shares."

31.   With respect to the sentence that follows, which appears in the same paragraph, indicate whether it means that only "additional investments" are assessed the organizational expenses; i.e., whether existing shareholders who do not invest in additional shares are not assessed. If so, does this constitute a sales load, or alternatively, a separate class of shares: "These allocations will thereafter be adjusted as of each date during the first 12 months of the Fund's operations on which additional investments are made in the Fund by Shareholders." (Emphasis added.)

32.   Disclosure under the caption "Plan of Distribution" states that: "No arrangements have been made to place funds received in connection with the Shares' initial public offering in an escrow, trust or similar arrangement." Earlier disclosure under the caption "Purchases of Shares" states that: "Any amounts received in advance of the initial or subsequent closings are placed in a non-interest bearing account with the Transfer Agent (as defined herein) prior to their investment in the Fund, in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended." Reconcile these disclosures.

33.   Revise the document captioned "Appendix: Performance and Standard Deviation Summary of Performance Benchmark and Other Indices" consistent with the following:

- state the number of fund of hedge funds that report monthly return data to HFRI, and
- disclose or estimate the number of such funds that do not report and indicate whether the Feeder Fund and/or the Master Fund will report.

Part C

34.   Confirm that the board resolution supporting the signature of Mr. Ronald Robison on behalf of the Fund and the Master Fund will be included as an exhibit as required by Rule 483(b) under the Securities Act.

*   *   *   *   *   *   *   *

· We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendment.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Funds request acceleration of the effective date of the pending registration statements, they should furnish a letter, at the time of such request, acknowledging that the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

Larry Greene

Larry L. Greene
Senior Counsel

Monday, April 28, 2008